Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Coolbrands International Inc. enters into definitive agreement to sell its yogurt division

    TORONTO, Jan. 2 /CNW/ - CoolBrands International Inc. ("CoolBrands")
(TSX: COB.A) today announced the signing of a definitive agreement pursuant to which Lily Acquisition, LLC, an affiliate of Catterton Partners Management
Company, has agreed to acquire all of the issued and outstanding shares of common stock of CoolBrands Dairy, Inc., an indirect wholly owned subsidiary of
CoolBrands.
    CoolBrands Dairy, Inc. manufactures cup yogurt at its plant located in
North Lawrence, New York under the Breyers(R) brand and the Crme Savers(R)
brand. The transaction is expected to close by early February 2007, and is subject to customary closing conditions. The consideration to be received by
CoolBrands in connection with the sale is US$45,000,000 in cash (subject to an inventory and slotting fee adjustment), a US$5 million subordinated promissory note, and a warrant to purchase 2,000,000 shares of common stock of Yogurt
Holdings II, Inc. at a price of US$1.25 per share. A copy of the definitive agreement will be filed by CoolBrands with the applicable securities regulatory authorities and will be available at www.sedar.com.
    The US$5 million subordinated promissory note that CoolBrands will receive upon closing is repayable on the second anniversary of the closing date of the transaction, and accrues interests at 12.9% per annum, compounded quarterly.
    The board of directors of CoolBrands has received a fairness opinion from
Duff & Phelps LLC in respect of the transaction and has determined that the transaction is in the best interests of CoolBrands.
    CoolBrands may use some portion of the proceeds of the sale to repay the remaining long term debt of CoolBrands. The balance of the proceeds will be used for general working capital purposes.
    CoolBrands has previously announced that it is exploring the possibility of the sale of certain of its ice cream assets such as the remaining distribution assets, CoolBrands' foodservice division and CoolBrands' ice cream brands, and the sale of CoolBrands' owned real estate.

    About CoolBrands International Inc.: CoolBrands is focused on manufacturing, marketing and selling a broad range of ice creams, frozen snacks and fresh yogurt products under nationally and internationally recognized brand names. For additional information please visit CoolBrands'
website at www.coolbrandsinc.com.

    Forward Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in CoolBrands' products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 08:27e 02-JAN-07